Exhibit 99.1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13G to which this Exhibit is attached is filed on behalf of each of them. Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of March 31, 2025.

AI BIOTECHNOLOGY LLC

By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno

Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES HOLDINGS LLC

By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno

Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC

/s/ Alejandro Moreno

Name: Alejandro Moreno
Title: Executive Vice President

*

Name: Len Blavatnik

* The undersigned, by signing his name hereto, executes this Joint Filing Agreement pursuant to the Power of Attorney executed on behalf of Mr. Blavatnik (filed as Exhibit 99.2 to this Schedule 13G related to the common stock of Surrozen, Inc. filed herewith).

By: /s/Alejandro Moreno

Name: Alejandro Moreno
              Attorney-in-Fact